UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file Number 1-12804
MOBILE MINI, INC. 401(K) PROFIT SHARING PLAN AND TRUST
(Full title of the Plan)
MOBILE MINI, INC.
(Name of the issuer of the securities held pursuant to the Plan)
7420 S. KYRENE ROAD, SUITE 101
TEMPE, ARIZONA 85283
(Address of principal executive office of the issuer)

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Financial Statements
And
Supplemental Schedule
December 31, 2007 and 2006

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST

*	Other Schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Administrative Committee of
Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust
We have audited the accompanying statements of net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management, has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Phoenix, Arizona
June 25, 2008

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statements of Net Assets Available for Benefits
as of December 31, 2007 and 2006

	2007	2006
Assets:

Investments at fair value	$10,396,335	$10,537,945
Participant loans	622,693	599,536

Total investments at fair value	11,019,028	11,137,481

Total assets	11,019,028	11,137,481

Liabilities:

Excess employee deferrals	(87,150)	(72,034)

Net assets available for benefits, at fair value	10,931,878	11,065,447
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,915	15,410

Net assets available for benefits	$10,936,793	$11,080,857

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Statement of Changes in Net Assets Available for Benefits
for the Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income (loss):
Net depreciation in fair value of investments	$(1,107,054)
Interest and dividends	544,062

Total investment income (loss)	(562,992)

Contributions:
Participant	1,423,309
Company discretionary contributions	105,208

Total contributions	1,528,517

Total additions, net	965,525

Deductions from net assets attributed to:
Benefits paid to participants	1,105,084
Administrative fees	4,505

Total deductions	1,109,589

Net decrease in net assets available for benefits	(144,064)

Net assets available for benefits:
Beginning of year	11,080,857

End of year	$10,936,793

The accompanying notes are an integral part of these statements.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements
Note 1 – Plan Description
The following is only a general description of the Mobile Mini, Inc. 401(K) Profit Sharing Plan and Trust (the “Plan”). Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General The Plan is a defined contribution plan which was originally adopted by Mobile Mini, Inc. (the “Company” or “Plan Sponsor”) in 1994 and has been amended from time to time since that date. Participation in the Plan is open to all eligible employees of the Company (individually, “Participant” and collectively, “Participants”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Effective January 1, 2008, Participants have the ability to request loans, hardship withdrawals or in-service withdrawals from their vested account balances during quarterly blackout periods. Only funds from an active employee’s other investment options (not Mobile Mini stock in the Plan) can be used to provide the funds for the loan or withdrawal.
Trustee The Plan has engaged Capital Bank & Trust (the “Trustee”) as Trustee to the Plan. The Plan has engaged American Funds Distributors, Inc., to provide recordkeeping, custodial and administrative services to the Plan and all Plan assets are held in trust with the Trustee.
Eligibility Employees are eligible to participate in the Plan upon meeting the following criteria: (1) one year of service; and (2) the completion of 1,000 hours of service in one year. Employees of acquired companies, who meet the eligibility requirements of the Plan, may participate immediately upon acquisition. There were 638 and 614 active participants in the Plan as of December 31, 2007 and 2006, respectively.
Contributions Participants may contribute any percentage of their annual compensation on a before-tax basis, provided the amounts do not exceed the annual limit imposed by the Internal Revenue Services (“IRS”). Such contributions are withheld by the Company from each Participant’s compensation and deposited with the Trustee to be applied to the appropriate fund in accordance with the Participant’s directives. The Company matches, at its sole discretion, an annual profit sharing contribution of up to $500 per Participant. The matching Company contribution is invested directly in the Company’s common stock. The employees then have the right to diversify these investments. Participant contributions and Company matching contributions made on behalf of highly compensated employees may be limited pursuant to non-discrimination rules set forth in the Plan document and the Internal Revenue Code of 1986, as amended (the “Code”).
Participant Accounts Separate accounts are maintained for each Participant and each Participant’s account is credited with the Participant’s contribution and an allocation of the Company discretionary contribution. Plan earnings are allocated to each Participant’s account in proportion to the average daily balance in each fund option. The Company discretionary contribution to date has been invested solely in common stock of the Plan Sponsor and is considered non-participant-directed.
As of December 31, 2007 and 2006, each Participant may elect to have his or her contributions invested in any one or any combination of nine investment funds. These funds include:
The accompanying notes are an integral part of these statements

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements (continued)
Note 1 – Plan Description (continued)
INVESCO Stable Value Fund which seeks preservation of principal and interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.
American Balanced Fund which seeks conservation of capital, current income and long-term growth of capital and income by investing in stocks, bonds and other fixed-income securities.
EuroPacific Growth Fund which seeks long-term growth of capital by investing primarily in stocks of issuers located in Europe and the Pacific Basin.
Investment Company of America Fund which seeks to provide long-term growth of capital and income, placing greater emphasis on future dividends than on current income.
Allianz Renaissance Fund which seeks long-term capital growth and current income.
Growth Fund of America which seeks long-term growth of capital through a diversified portfolio of common stocks.
Bond Fund of America which seeks the highest level of current income that is consistent with preservation of capital.
Oppenheimer Small Cap Value Fund which seeks capital appreciation.
Mobile Mini, Inc. Common Stock which invests in the common stock of Mobile Mini, Inc.
Vesting Participants in the Plan are 100% vested at all times with respect to their own contributions to the Plan and the earnings thereon. With respect to Company discretionary matching contributions and the earnings on those contributions, the vesting schedule is based on each Participant’s length of employment with the Company, with 20% vesting per year of service increasing to 100% vested at the end of the fifth year of service. For the years ended December 31, 2007 and 2006, forfeited nonvested accounts totaled $12,316 and $11,841, respectively. During 2007 and 2006, $4,505 and $8,569, respectively, of forfeited nonvested accounts were used to pay administrative expenses.
Administration The Plan is sponsored by the Company. Operating and administrative expenses incurred in the administration of the Plan are the responsibility of the Plan, unless assumed by the Company. During 2007, the Plan paid all Plan administrative and operating expenses.
Distributions Distributions from the Plan are available upon any of the following: (1) termination of employment with the Company; (2) retirement and in-service distributions upon or following age 59 1/2; and (3) disability or death. The Participant (or the designated beneficiary) will receive a lump-sum distribution of the value of the account. Distributions from the Plan will normally be taxed as ordinary income for income tax purposes, unless the Participant (or the designated beneficiary) elects to rollover his or her distributions into an Individual Retirement Account or another qualified employer plan.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements (continued)
Note 1 – Plan Description (continued)
Loans to Participants The Plan allows participants to obtain loans of their vested account balances, the amounts of which are subject to specific limitations set forth in the Plan document and the Code. Participant loans as of December 31, 2007 and 2006 represent the aggregate amount of principal and accrued interest outstanding on such loans at each year-end. As of December 31, 2007, participant loans carried interest rates ranging from 5.0% to 9.5%, with maturities of 14 years or less. Principal and interest is paid ratably through payroll deductions.
Amendment and Termination of the Plan The Company anticipates that the Plan will continue without interruption; the Company, however, reserves the right to amend or terminate the Plan. No amendment or termination may deprive any person of rights accrued prior to the enactment of such an amendment or termination. No amendment shall permit any part of the assets of the Plan to revert to the Company or be used or diverted for purposes other than for the exclusive benefit of the Participants. If the Plan should be terminated or partially terminated, the amount in each Participant’s account as of the date of such termination (after proper adjustment for all expenses, earnings and allocations) becomes fully vested and non-forfeitable. Such amounts are distributable by the Trustee to the Participants.
Note 2 — Significant Accounting Policies
Method of Presentation The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at December 31, 2007 and 2006 and the reported amounts of additions to and deductions from net assets for the year ended December 31, 2007. Actual results could differ from those estimates.
Concentration of Credit Risk Each investment fund is diversified through a portfolio containing a wide variety of investments that fit the particular investment strategy and targeted composition. Further diversification is available to Participants through participation in more than one fund.
Investment Valuation The Plan’s investments are stated at fair market value and measured daily based on quoted market prices. Investments in the various investment funds are reported at fair value as measured by CB&T based on net asset value of shares held by the Plan at year-end.
Investment contracts held by defined contribution plans are required to be reported at fair value, except fully benefit-responsive investment contracts are reflected at contract value, since it represents the amount at which participants can execute transactions in the Plan. In order to reflect investment contracts at contract value, an adjustment from net assets at fair value to contract value is reflected in the accompanying statement of net assets available for benefits. The Plan invests in fully benefit-responsive investment contracts held in the INVESCO Stable Value Fund.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Net Appreciation (Depreciation) in Fair Value The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains and losses and unrealized appreciation (depreciation) on investments.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements (continued)
Note 2 — Significant Accounting Policies (continued)
Benefits Benefits are recorded when paid.
Note 3 — Investments
Investments are valued at fair value as determined by an active market and consist of the following at December 31, 2007 and 2006:

	2007		2006
INVESCO Stable Value Fund	$700,894	*	$706,241	*
American Balanced Fund	436,174		336,621
EuroPacific Growth Fund	1,848,268	*	1,543,805	*
Investment Company of America Fund	1,820,335	*	1,654,710	*
Growth Fund of America	2,209,060	*	1,894,993	*
Allianz Renaissance Fund	163,696		127,019
Oppenheimer Small Cap Value Fund	240,761		151,602
Bond Fund of America	159,824		106,188
Participant Loans	622,693	*	599,536	*

	8,201,705		7,120,715

Company Stock:
Participant-directed	2,061,206		2,847,927
Non-participant-directed	756,117		1,168,839

Total company stock	2,817,323	*	4,016,766	*

	$11,019,028		$11,137,481

*	- Represents 5% or more of investments in the Plan’s net assets at the indicated date.

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) depreciated in value by $1,107,054 as follows:

2007
Company Stock	$(1,235,410)
Mutual Funds	128,356

$(1,107,054)

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements (continued)
Note 4 – Non-participant-directed Investments
Information about the net assets and significant components of the changes in net assets relating to non-participant-directed investments for the year ended December 31, 2007 is presented as follows:

2007
Changes in non-participant-directed net assets:
Investment income	$(362,883)
Benefits paid	(128,249)
Company discretionary contributions	105,208
Transfers to participant-directed investments	(26,798)

Increase in net assets	(412,722)

Net assets invested in Company stock:

Beginning of year	1,168,839

End of year	$756,117

Non-participant-directed investments consist of investments in the Company’s common stock. After the initial investment in the common stock by the Company, participants have the option of transferring their respective balance in the Company’s common stock to an investment option of their choosing.
Note 5 – Excess Employee Deferrals
The Plan failed to meet non-discrimination tests in accordance with the IRS regulations during the 2007 and 2006 Plan years, and it was determined certain participants would be refunded a portion of their contributions. The amount accrued for at December 31, 2007 and 2006 and refunded in 2008 and 2007 was $87,150 and $72,034, respectively.
Note 6 – Participant Rollover Contributions
Participant contributions include participant rollover contributions. Participant rollover contributions were $15,395 for the year ended December 31, 2007.
Note 7 – Tax Status of the Plan
The Plan is a standardized prototype plan developed by the Trustee of the Plan. As such, the Plan can rely on the opinion letter issued by the IRS to the Trustee. The prototype plan has been amended since receiving the opinion letter. However, the Company believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Notes to Financial Statements (continued)
Note 8 – Parties in Interest
Certain investments of the Plan are shares of funds managed by the Trustee. In addition, the Plan holds an investment in the Company’s common stock. These transactions are considered exempt party-in-interest transactions. The entire 2007 employer discretionary contribution was invested in the Company’s common stock.

SUPPLEMENTAL SCHEDULE

MOBILE MINI, INC.
401(K) PROFIT SHARING PLAN AND TRUST
Employer Identification Number 86-0748362
Plan Number 001
Schedule H, line 4(i); Schedule of Assets (Held at End of Year)
As of December 31, 2007

			(c) Description of investment,
		(b) Identity of issue,	including maturity date,
		borrower, lessor,	interest rate, collateral,			(e) Current
(a)		or similar party	par or maturity value	(d) Cost		Value

*		American Funds	INVESCO Stable Value Fund	$	***	$700,894

*		American Funds	American Balanced Fund		***	436,174

*		American Funds	EuroPacific Growth Fund		***	1,848,268

*		American Funds	Investment Company of America Fund		***	1,820,335

*		American Funds	Growth Fund of America		***	2,209,060

*		American Funds	Allianz Renaissance Fund		***	163,696

*		American Funds	Oppenheimer Small Cap Value Fund		***	240,761

*		American Funds	Bond Fund of America		***	159,824

*	*	Mobile Mini, Inc.	Common stock of plan sponsor		2,045,933	2,817,323

		Participant loans	Various rates of interest ranging from 5.0% to 9.5%, maturity dates through March 2021, and collateralized by the participant’s account balance.		—	622,693

						$11,019,028

*	-	Indicates a party-in-interest to the Plan for which statutory exemptions exist.

**	-	Investment qualifies as a party-in-interest to the Plan.

***	-	Investments are participant directed, therefore disclosure of cost is not required.
See Report of Independent Registered Public Accounting Firm

SIGNATURE
The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934 the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MOBILE MINI, INC. 401(K) PROFIT SHARING AND TRUST (Full Title of the Plan)
June 25, 2008	By:	/s/ Lawrence Trachtenberg
Lawrence Trachtenberg
Executive Vice President, Chief Financial Officer of Mobile Mini, Inc.